EXHIBIT A

ELLIOTT MANAGEMENT CORP.

40 WEST 57TH STREET

NEW YORK, NEW YORK 10019

TEL: (212) 974-6000

FAX: (212) 974-2092

June 14, 2012

Dear Fellow BMC Stockholders:

I write to you on behalf of Elliott Management and our collective funds, holders of approximately 6.5 percent of the common stock of BMC Software (“BMC” or “the Company”). We are asking you to vote to elect our four independent, highly qualified nominees to the BMC Board of Directors, who will bring fresh, stockholder-focused perspectives to enhancing BMC’s value.

As mentioned in our previous letters to management, we have conducted an exhaustive analysis of BMC and have concluded that there exists significant unrealized value at the Company. For the last several weeks, we have actively encouraged BMC’s management and Board of Directors to work productively with Elliott and our director nominees to explore pathways to unlock this significant value for the Company’s stockholders.

Unfortunately, instead of engaging constructively with us, the Company’s existing Board of Directors and management team have adopted a “bunker” mentality of short-sighted corporate defense with the goal of maintaining the status quo. In fact, their only active response has been to entrench – adopting a 10 percent poison pill without stockholder approval. This irresponsible behavior does not further your interests. Instead, it reinforces our view that BMC’s Board is deeply entrenched and is in critical need of new directors who will take a thoughtful approach to value creation.

That is why Elliott has nominated a slate of four highly qualified technology executives for election to BMC’s Board. These excellent nominees bring extensive software and technology expertise, including three former software CEOs. Each supports our view that multiple pathways exist for BMC to maximize value for you, its stockholders, that should immediately be considered – from operational (cost efficiencies, superior execution and Board oversight) to strategic (sale of the Company, sale of MSM, spin/separation, capital redeployment). We have been very encouraged by the large number of BMC stockholders who have reached out to us in support of our ideas and who are frustrated by the Board’s resistance to even considering new approaches to maximizing stockholder value.

WE URGE YOU TO VOTE THE GREEN PROXY CARD “FOR” OUR INDEPENDENT

NOMINEES WHO WILL SEEK TO EVALUATE ALL PATHWAYS TO

MAXIMIZING STOCKHOLDER VALUE

We believe BMC possesses extremely valuable assets and deep and important customer relationships. However, it is abundantly clear to us that the current Board has failed to provide effective guidance in a rapidly evolving technology landscape. The evidence is in the results:

•	There has been a severe failure by management to execute:

•	We believe BMC has failed to execute in ESM, woefully missing its plan, despite possessing strong products in growth markets

•	BMC has been mired in sales and marketing execution issues for years

•	BMC was late to SaaS and is now playing catch-up after missing this mega-trend

•	BMC has been a poor steward of the stockholders’ capital

•	Management has failed to optimize operations

The resulting destruction of stockholder value has been meaningful. BMC’s stock has significantly underperformed in just about every relevant time period against almost any pertinent benchmark:

	Ending March 18, 2012 ¹			YTD March 18, 2012 ¹
	3-Year	2-Year	1-Year
1. VERSUS CLOSEST COMPETITOR
CA	64.0%	16.1%	19.1%	34.1%
BMC	21.9%	(1.9%)	(19.3%)	16.3%

(Under) / Over Performance	(42.2%)	(18.0%)	(38.4%)	(17.8%)

2. VERSUS BMC 10-K PEERS ²
10-K Peers	56.8%	8.0%	3.5%	12.2%
BMC	21.9%	(1.9%)	(19.3%)	16.3%

(Under) / Over Performance	(35.0%)	(9.9%)	(22.8%)	4.1%

3. VERSUS BMC PROXY PEERS ³
Proxy Peers	86.9%	21.5%	10.8%	22.1%
BMC	21.9%	(1.9%)	(19.3%)	16.3%

(Under) / Over Performance	(65.0%)	(23.4%)	(30.1%)	(5.8%)

4. VERSUS BROADER SOFTWARE INDEX
S&P GSSI Software Index (iShares)	104.9%	33.8%	12.8%	19.3%
BMC	21.9%	(1.9%)	(19.3%)	16.3%

(Under) / Over Performance	(83.1%)	(35.7%)	(32.1%)	(3.0%)

5. VERSUS BROADER MARKET INDICES
Market - Mean [4]	87.9%	24.3%	12.3%	10.7%
Market - Median [4]	79.1%	23.2%	11.6%	10.0%
BMC	21.9%	(1.9%)	(19.3%)	16.3%

(Under) / Over Performance - Mean	(66.1%)	(26.2%)	(31.7%)	5.6%
(Under) / Over Performance - Median	(57.2%)	(25.1%)	(30.9%)	6.3%

Source: Capital IQ

1.	03/18/12 represents date on which Elliott’s purchase of over 9mm shares of BMC began, causing stock prices subsequent to this date to not be applicable due to this extraordinary support
2.	10-K Peers include IBM, HPQ, and CA; listed as BMC’s closet competitors in the Company’s annual 10-K report
3.	Proxy Peers include SYMC, CPWR, ADBE, CA, ORCL, MSFT, SAP, CTXS; listed in BMC’s annual proxy statement for LTIP determination purposes
4.	Includes Nasdaq, S&P 500, and Dow Jones Industrial indices

Furthermore, despite significant evidence to the contrary, BMC’s Board continues to maintain that it is doing the right thing for stockholders. As recently as June 12, 2012, BMC published a letter in which they – incredibly – praised BMC stock’s returns, lauded last year’s performance and defended their posture of doing nothing while stating that their directors were the best group to lead the Company forward.

A vote for BMC’s directors is a vote for the status quo. The status quo may be best for the entrenched Board and management, but in our opinion is completely unacceptable for stockholders.

Elliott believes that the primary impediment at BMC to creating significantly greater value for stockholders is the composition of BMC’s Board of Directors. The Board’s aim, throughout Elliott’s entire process, has to been to maintain the status quo. It is doubly alarming that the Board is now spending large amounts of Company money to fend off fresh, constructive perspectives. We believe the resistance to new ideas and thoughtful evaluation of all alternatives stems from a Board that lacks background and insight into the key issues BMC faces today. Those shortcomings render the current Board unable to effectively guide and challenge management to achieve the best possible outcome for stockholders. Shockingly few current Board members have experience in Enterprise Software, emerging business models (SaaS and Cloud) or critical skill-sets (Large Cap Software, M&A).

We believe these fundamental shortcomings have left BMC without capable Board leadership. As a result, the Company has not executed properly, has not considered alternative pathways to value for stockholders and has not achieved its value potential.

ELLIOTT’S NOMINEES ARE INDEPENDENT, TECHNOLOGY INDUSTRY

VETERANS WITH TIMELY, RELEVANT EXPERIENCE IN AREAS CRITICAL TO

BMC’S FUTURE

We urge stockholders to consider the highly relevant experience of our proposed nominees:

Thomas Hogan: Mr. Hogan has experience as a top executive at HP who led Sales & Marketing for all products, HP’s Software and Solutions business, was a former public company CEO and brings diverse operational, managerial and M&A experience from his senior roles.

Carl James “Jim” Schaper: Mr. Schaper was the founder, chairman and CEO of Infor, one of the largest enterprise software companies in the world and brings over 30 years of experience in the technology industry. Mr. Schaper is also an operating partner at a leading private equity firm and brings considerable board experience.

John Dillon: Mr. Dillon was CEO and Director for a diversified group of leading, publicly traded and private software, SaaS and PaaS companies, including Salesforce.com (where he served as CEO) and Hyperion (where he served as CEO and Director). Today, Mr. Dillon is CEO of Engine Yard, a cloud application development company.

Andreas “Andy” Mattes: Mr. Mattes has experience as a senior executive for leading multinational technology companies, including Siemens and HP, with particular expertise in Professional Services, Consulting and Outsourcing. Today, Mr. Mattes is an Advisory Board member for tech companies Violin Memory and Opera Solutions.

We believe that collectively, these nominees address a number of key deficiencies on the BMC Board and will use their experience to help the Company address critical operating issues, including execution of the ESM growth plan, stabilization in the sales and marketing function, and analysis of the Company’s operating cost structure. They will seek a full and immediate strategic review in an effort to maximize value for stockholders. The nominees possess highly relevant skills to tackle these challenges:

•

CEO and Senior Management experience at leading (and competitive) technology companies provides the nominees significant operating experience and market knowledge to help the Board engage on BMC’s execution, growth and strategy today

•	Timely and relevant experience with SaaS, cloud management and other emerging technology sector trends to help understand new platforms impacting BMC today

•

Significant experience relating to execution and integration of targeted acquisitions (including large transformational acquisitions) will help BMC’s Board and management consider BMC’s operations in light of nearly 40 acquisitions done since 1994 and the value-maximizing strategy going forward

•	Deep operational experience with sizable organizations will help the Board to investigate BMC’s cost structure, efficiency and how best to maximize profitability while investing for growth

•	Extensive experience with M&A, sales and divestitures, private equity and leverage will help the Board thoughtfully evaluate all the pathways available to maximize stockholder value.

VOTE THE GREEN PROXY CARD TODAY “FOR”

THOMAS E. HOGAN, CARL JAMES SCHAPER, JOHN M. DILLON and ANDREAS

W. MATTES AS DIRECTORS

We believe that the choice for BMC stockholders is clear – elect our nominees and push the Company to immediately explore all paths to creating value. We ask stockholders to compare the significant expertise brought by our nominees to the current Board’s track record of value destruction:

1.	Significant failure to execute: Over the past few years, we believe management has failed to execute in its existing ESM business and has been slow to adapt to critical new market trends. Consider the following:

•

Despite increasing investments in sales and marketing and growing end markets, BMC actually saw an 11 percent decline in its ESM license bookings in Fiscal 2012. Furthermore, this was after management initially guided to low 20 percent growth in ESM license bookings for that year, indicating to us that management has a deeply flawed understanding of the market’s trends and challenges in its own business.

•

BMC’s sales and marketing execution, in our opinion, has been disastrous. Even BMC’s June 12th “defense letter” makes the same tired case that they’ve made for years about increasing capacity, reducing attrition and improving training – a quote that could have been taken from 2011, 2010 or even 2009.

•

BMC admits that it was late to identify trends in the SaaS and cloud management markets and therefore allowed competitors to enter its markets and appeal to BMC customers. Despite claiming in their June 12th letter that the “Board and management team are driven by a deep understanding of the software and computing industries,” BMC is now forced to play catch-up after introducing its first SaaS product just two years ago, a flagrant failure of leadership and foresight at the management and Board level.

2.	Poor stewardship of stockholders’ capital: BMC has spent approximately $2.4 billion of stockholder capital in the past 10 years on 27 acquisitions in what we believe to be an M&A strategy which has not contributed meaningfully to organic revenue growth. Furthermore, despite a solid balance sheet and significant cash flow, BMC remains significantly overcapitalized and could return meaningfully more capital to its owners.

3.	Failure to optimize operations: BMC’s operations remain inefficient, with a woefully under-managed professional services business and a four point normalized (i.e. adjusted to expense all R&D and all stock-based compensation) operating margin shortfall to CA, its closest peer.

In view of this track record, we believe BMC’s Board needs to be far stronger. Our nominees are independent, highly experienced technology executives with new perspectives. We believe they offer BMC’s Board and its stockholders greater value and relevant insight than four of BMC’s current Board members.

Specifically, we believe our nominees are a better choice for stockholders than Tom Tinsley, Kathleen O’Neil, Jon Barfield and Meldon Gafner because:

•	The average tenure among this group is over 15 years on BMC’s Board – versus only 3 percent of directors in S&P 500 companies that have tenure exceeding 15 years

•	BMC’s performance reinforces the fact that new insights are sorely needed

•

Our slate includes three former enterprise software CEOs – the four incumbents have executive experience as a consultant, a government employee from the Federal Reserve, manager of a recruiting company and a satellite/telecom background

•	Three of these incumbent directors oversaw one or more companies which failed due to losses and bad management decisions made during their tenure

•

One of these directors was the Chief Operating Officer at a major company broadly accused of engaging in serious accounting fraud that spurred a rash of lawsuits, an SEC investigation and a significant collapse in value

•	Based on further diligence, we are confident that BMC stockholders would be far better served by our four nominees advocating for their interests

It is time for change. Stockholder value needs to be put first. Elliott’s slate proposes just that – four independent, experienced executives who are willing to put every option on the table. While BMC continues to assert that Elliott is solely focused on “pursing a sale of the Company,” that isn’t true and that’s just entrenchment speaking. BMC, rather, is solely focused on pursuing the status quo – and that has not worked and doesn’t work today.

We continue to believe that significant value exists within BMC. The time is NOW to explore and discuss all pathways to realize it, from operational (cost efficiencies, superior execution and Board oversight) to strategic (sale of the Company, sale of MSM, spin/separation, capital redeployment).

We firmly believe our nominees offer important, timely and critically relevant experience that the Board desperately needs right now and we, and our nominees, remain committed to this process and are confident we can come to a positive outcome for BMC and its stockholders. It all starts with a better Board. Help us elect that better Board.

Sincerely,

Jesse Cohn

Portfolio Manager

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of The Elliott Management proxy materials, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

(212) 929-5500 (call collect)

or

TOLL-FREE (800) 322-2885

IMPORTANT

Additional Information

Elliott Associates, L.P. and Elliott International, L.P. (“Elliott”) have filed a copy of the enclosed definitive proxy statement and accompanying proxy card to be used to solicit proxies in connection with the 2012 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the “2012 Annual Meeting”) of BMC Software, Inc. (the “Company”) with the Securities and Exchange Commission on June 14, 2012. Information relating to the participants in such proxy solicitation has been included in the definitive proxy statement filed by Elliott with the Securities and Exchange Commission and distributed to stockholders of the Company on June 14, 2012 and enclosed with this letter. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2012 Annual Meeting because they contain important information. These materials and other materials filed by Elliott in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission’s website at www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the Securities and Exchange Commission will also be available, without charge, by directing a request by mail or telephone to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 (call collect: 212-929-5500; call toll free: 800-322-2885).

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $20 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management. The Elliott funds’ investors include large institutions, high-net-worth individuals and families, and employees of the firm.